

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2011

<u>Via E-mail</u>
Dong Woo Han
Chairman and Chief Executive Officer
Shinhan Financial Group Co., Ltd.
120, 2-Ga. Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

     Re: **Shinhan Financial Group Co., Ltd.**
           Form 20-F for Fiscal Year Ended December 31, 2010
           Filed June 28, 2011 and Amended on July 15, 2011
           Form 6-K Filed August 29, 2011
           File No. 001-31798

Dear Mr. Han:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2010</u>

<u>Item 3.D. Risk Factors, page 10</u>

<u>Legal claims and regulatory risks arise in the conduct of our business, page 22</u>

1.   Please provide revise this discussion to provide more detail regarding your involvement in any cases or potential cases regarding inadequate disclosure and unfair inducement involving certain of your investment products.

Our newly adopted accounting standards under IFRS effective January 1, 2011…, page 22

2.   We note that beginning in 2011 all listed companies in Korea are required to prepare their financial statements under International Financial Reporting Standards. As such, we note your quarterly financial statements for 2011 for the six months ended June 30, 2011 filed in the Form 6-K on August 29, 2011 were prepared in accordance with Korean IFRS. Please explain the difference, if any, between Korean IFRS and IFRS as adopted by the International Accounting Standards Board (IASB). Additionally, to the extent there are differences between the two accounting principles, please confirm you plan to provide a reconciliation between Korean IFRS and U.S. GAAP in your next annual filing.

We are a heavily regulated entity and operate in a legal and regulatory environment…, page 23

3.   In future filings, please revise your disclosure to clarify how the legal and regulatory environment in which you operate presents material risks to you. For example, we note from your disclosure under "Supervision and Regulation" on page 120 that the Financial Investment Services and Capital Markets Act has led to regulatory changes, including heightened investor protection and provisions on financial soundness. However, it is unclear from your existing disclosure the extent to which these recent changes present material risks to you.

The Korean government may encourage targeted lending to and investment…, page 24

4.   Please revise to describe in greater detail how the government led initiatives to further lending to small- and medium-sized entities present material risks to you. For example, explain the material terms of the April 2009 memorandum of understanding pursuant to which you agreed to "extend a sizable volume of loans to small- and medium-sized enterprises." We also note from your disclosure on page 132 under "Lending to Small- and Medium-Sized Enterprises" that in order to remain eligible for funding from the Bank of Korea at concessionary rates, you are required to extend a certain minimum percentage of any monthly increase in your Won-denominated lending to small- and medium-sized entities.

5.   We note your disclosure here that the Korean Government is in the process of establishing a "project financing normalization bank" and that you will be required to contribute (Won) 92 billion in capital and lend (Won) 19 billion. Please explain in greater detail the operations of the "project financing normalization bank," any involvement you may have other than the initial financing provided, the terms of the capital contribution and loan and the impact this bank will have on your non-performing assets from project financings, if any.

Item 4.B. Business Overview, page 36

Retail Banking Services, page 38

6.   We note your disclosure on page 39 that you extend home equity loans in compliance
         with the applicable regulations and administrative instructions by the relevant supervising
         authorities. Please address the following:

   •   Similar to your mortgage loan disclosures on page 38, tell us and revise future filings
       to disclose your underwriting terms for home equity loans, including the initial and
       current loan-to-value ratio.

   •   Tell us and revise to disclose the amount of home equity loans and lines of credit
       outstanding as of December 31, 2010 and segregate the amounts by those amortizing
       and non-amortizing. In addition, please separately disclose past due and other credit
       quality related statistics for home equity loans to the extent material.

Retail Lending Activities, page 38

7.   We refer to the lending restrictions discussed in the penultimate paragraph on page 38.
         Please clarify what you mean when you state that your banking subsidiaries must adhere
         to the restrictions discussed in clauses (ii) and (iii) "in principle." As such, what factors
         do you consider when determining whether to waive these restrictions?

Credit Rehabilitation Programs for Delinquent Consumer and Small- and…, page 70

8.   We note your disclosure here that the Korean government has implemented a number of
         measures intended to support the rehabilitation of the credit of delinquent consumer
         borrowers that impact both credit card and other consumer credit. Also, we note that you
         participate in the "pre-workout" program established by the Financial Services
         Commission, which requires you to modify through maturity extensions and/or interest
         rate adjustments short-term debt to retail borrowers. Please provide us with the following
         as it relates to these loan workout programs:

   •   Tell us the amount of loans you have sold to the Credit Rehabilitation Fund and the
       amount of loans that remain on your books that have guarantees from the Fund at
       December 31, 2010.

   •   Tell us how the Credit Rehabilitation Fund guarantee on loans held by you impacts
       the accounting for these loans. For example, what affect does the guarantee have on
       your allowance for loan loss and are there loans not considered impaired due to the
       guarantee?

- Explain separately, under the "pre-workout" program, how credit card, mortgage, and other consumer loans are renegotiated, including a description of the significant terms modified for each. In addition, please tell us how many loans you hold as of each period end that have been modified under this "pre-workout" program.

- Further, please consider including the above information in future filings.

Potential Problem Loans, page 75

Loans collectively evaluated for impairment, page 76

9. We note your allowance policy for your small corporate loans, leases, retail loans and credit cards. Specifically, we note your allowance is determined based on loss factors developed through a migration model or using a roll-rate model for your credit card portfolio. Please tell us and consider disclosing in future filings, by class of financing receivable, how many years of historical losses (i.e., charge-offs) you use in your migration and roll-rate models. Also, identify any changes to look-back periods that were implemented during the periods presented, discuss the reasons for any changes and quantify the impact on your allowance for loan losses.

Non-Performing Loan Strategy, page 82

10. We note your disclosure here that you sold non-performing loans totaling (Won) 661 billion to third parties during 2010. Also, we note that non-performing loans decreased by (Won) 414 billion from December 31, 2009 to 2010. Please address the following:

- Tell us and revise your disclosure in future filings to include a roll-forward of non-performing loans, including separate disclosure of each transfers in/out due to performing/nonperforming status changes, transfers to held for sale, loans sold directly from the held-for investment portfolio, loans modified and returned to performing, loans paid down or paid off and loans charged off.

- Tell us the fair value write-down recorded for non-performing loans transferred to loans held-for-sale at each period end. If there have been material write-downs adjustments, please explain the triggering factors in the valuation of these loans that resulted in the significant additional provisions on the transfer date.

- Disclose where these are classified in the fair value hierarchy. If you do not classify these as level 3, please clearly explain the basis for your determination.

Credit Evaluation and Approval, page 98

11. We note from your disclosure on page 17 that you "…are taking active steps to curtail delinquency among [y]our small- and medium-sized enterprise customers, including by

way of strengthening loan application review processes and closely monitoring borrowers in troubled sectors." Please expand your disclosure in this section to clarify how your lending standards applicable to these entities have changed as a result of these efforts.

Management of Market Risk from Trading Activities, page 106

12.   We note your VaR disclosures beginning on page 106. It appears from your disclosure that Shinhan Bank uses both a ten-day and one-day VaR based on a 99.9% confidence level, which means actual losses may exceed the VaR on average once out of 1,000 business days. Further, it appears from your disclosure on page 107 that Shinhan Investment uses a one-day VaR based on a 99% confidence level, which would typically statistically fail two to three times a year. Please address the following:

- Tell us your rational for using two different time periods (i.e. ten-day versus one-day) for Shinhan Bank and why you chose to use a one-day time period for Shinhan Investment when calculating VaR.

- Tell us your rational for using two different confidence levels (i.e. 99.9% for Shinhan Bank versus 99% for Shinhan Investment) when calculating VaR.

- Revise to disclose how many times a year actual losses may exceed expected VaR, on average, at the 99% confidence level.

- Tell us and revise to disclose in future filings if the actual amount of losses did or did not exceed VaR, at both the 99% and 99.9% confidence level, during the past two fiscal years.

Supervision and Regulation, page 120

13.   We note that you have omitted a discussion of the supervision and regulation applicable to your United States operations. Please expand your disclosure to discuss the principal United States regulations applicable to your business and to address the impact and expected future impacts of the Dodd-Frank Act on your operations. To the extent that these regulations present material risks to you, please revise your disclosure in your risk factors section accordingly.

Fair Value Measurements, page 154

14.   We note your valuation policy for collateral dependent loans on pages 155 and 156 and that for loans without a court-appointed appraisal or collateral-dependent loans with an appraisal more than two years old, you adjust the appraisal at the loan origination for the effect of time passage and current market circumstances. Please address the following:

- Explain and revise future filings to discuss in greater detail how you determine the adjustments made to outdated appraisals. For example, discuss your process for obtaining market prices from public sources and how you use this information in determining the adjustment to an outdated appraisal. Address whether the adjustments made are to increase the appraised value, decrease the appraised value or both, and the approximate average adjustment you made to outdated appraisals, if known.

- Tell us how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

- Also, quantify the amount of collateral dependent loans for which an appraisal served as the basis of your valuation and where the appraisal was greater than 12 months old and to which you did not make adjustments to the appraised value.

Interest and dividend income, page 163

15.   We note your disclosure on page 164 that the average balance of other commercial loans decreased largely due to your increased purchase of commercial paper issued by asset-backed commercial paper vehicles in the secondary market rather than in the primary market. Please revise future filings to disclose how you define primary market and secondary market as used in this context, and describe to what extend your purchases in either market are a function of your liquidity facilities. Further, please explain to us why you classify commercial paper purchased in the primary market as a commercial loan, as compared to commercial paper purchased in the secondary market as a trading asset.

Note 19. Other Non-Interest Income and Other Non-Interest Expense, page F-54

16.   We note from your tabular disclosure here of other non-interest income that approximately 45% and 50% of your 2010 and 2009 total non-interest income recorded, respectively, falls under the line item "other." In addition, we note from your tabular disclosure of other non-interest expense on page F-55 that approximately 52% and 35% of your 2010 and 2009 total non-interest expense recorded, respectively, falls under the line item "other." Given the significance of this "other" line item to both your non-interest income and your non-interest expense, please revise future filings to provide a description of what is included in these income and expense amounts. Further, as appropriate, please consider disaggregating this line item into separate, more descriptive line items for both your non-interest income and non-interest expense.

Note 28. Fair Value Measurements, page F-68

17.   We note from your disclosure on pages F-71 and F-72 that, as of December 31, 2010 and 2009, you held (Won) 1,949.4 billion and (Won) 1,067.5 billion, respectively, of long-term debt equity linked securities sold, all of which was valued as a Level 3 liability

measured at fair value on a recurring basis. We also note from your disclosure on page F-73 that you recognized a loss of (Won) 281.1 billion and a gain of (Won) 217.3 billion in the income statement related to these liabilities during the years ended December 31, 2010 and 2009, respectively. Given the significance of the loss and gain recorded in 2010 and 2009, respectively, to the beginning balance of these securities, and the fact that the loss and gain represent the largest realized gain (loss) recorded during each fiscal year, please revise future filings to disclose information regarding the nature of these equity linked securities sold and how they were valued. Further, we note that the ending balance at December 31, 2010 of (Won) 2,511.6 billion on page F-73 differs from the ending balance of (Won) 1,949.4 billion disclosed on page F-72. Please revise to reconcile this apparent discrepancy. Additionally, please clarify where these equity linked securities sold are classified on the face of your balance sheet and clarify how these securities are addressed in your Securities footnote disclosure starting on page F-32.

Note 36. Securitizations and Variable Interest Entities, page F-94

18.   We note your disclosures here regarding your adoption of ASC 860 and the consolidation of certain VIEs for which you are the primary beneficiary. Also, we note you securitize, sell and service corporate loans, credit card receivables, mortgage and student loans. It was not clear from the disclosures which of the securitization trusts were consolidated and how you determined you were the primary beneficiary for some investment trusts, but not all. Please address the following:

- Provide us with a revised disclosure at December 31, 2010 that breaks out the asset-backed securitizations by loan type in the tabular disclosures on pages F-96 and F-97.

- Tell us and revise to disclose the amount of loans sold and securitized during the reporting period and whether you retained the servicing of these loans. If so, provide us with the disclosures required under ASC 860-50-50 as of December 31, 2010 for the servicing assets and liabilities.

- Tell us the facts and circumstances related to each VIE including the primary benefits related to how the transactions and trusts are structured, the nature and amount of the variable interests held by you, the powers you have, and how they are obtained.

- For each securitization trust and investment trust, please explain to us in detail the key differences in the factors discussed in the third bullet that resulted in the consolidation of only certain of these trusts.

- Tell us whether your adoption of K-IFRS on January 1, 2011 affected your consolidation policy related to any of these entities and, if so, how.

Form 6-K filed August 29, 2011

Exhibit 99-2

Note 11. Loans, page 60

19.   We note here that your total allowance for impairment was (Won) 2.9 trillion under
        K-IFRS as of December 31, 2010. We also note per page F-37 of your 2010 Form 20-F
        that your total allowance for loan losses was (Won) 3.4 trillion under U.S. GAAP.   To
        the extent reasonably known, please tell us the key differences between your loan loss
        methodology under U.S. GAAP and K-IFRS which resulted in a reduction to your
        allowance for loan loss by approximately (Won) 500 billion between the two
        methodologies as of December 31, 2010.

Note 24. Employee benefits, page 70

20.   We note your disclosures beginning on page 70 related to your defined benefit plan,
        including the actuarial assumptions as of June 30, 2011 and December 31, 2010. We
        note that similar disclosures, as required by ASC 715, were not provided in Note 26 of
        your 2010 Form 20-F. Please tell us whether the defined benefit plan accounting policies
        are the same under K-IFRS as compared to under U.S. GAAP. If there are significant
        differences between the two standards, please describe those differences.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or Brittany Ebbertt at (202) 551-3572 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director